Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com

                                December 23, 2008






VIA EDGAR TRANSMISSION
----------------------

Mr. Kevin Rupert
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE: STAFF COMMENTS TO ANNUAL REPORTS OF ALLEGIANT FUNDS (THE "REGISTRANT"):
                  REGISTRATION NOS. 33-00488/811-04416
                  ------------------------------------

Dear Mr. Rupert:

         This letter is in response to your recent comments on (1) the Registrant's supplements for the Treasury Money Market Fund, (2) the Registrant's Fidelity Bond filing and (3) the Registrant's Annual Reports dated May 31, 2008. Your comments and the Registrant's responses are as follows:

TREASURY MONEY MARKET FUND SUPPLEMENTS

1. COMMENT: Are the December 1, 2008 supplements filed for the Treasury Money Market Fund related to the sale of the Investment Adviser?

   RESPONSE: No.

FIDELITY BOND FILING

2. COMMENT: The last Fidelity Bond filed for the Registrant was in October 2007 and, therefore, the Fidelity Bond filing for 2008 is late.

   RESPONSE: The Registrant filed an updated Fidelity Bond on December 22, 2008.

Mr. Kevin Rupert
December 23, 2008
Page 2


REGISTRANT'S MAY 31, 2008 ANNUAL REPORTS

3. COMMENT: In general, the performance line graphs on the Edgar filing are too small to read. Going forward, someone should check the Edgar filing on the SEC website to ensure that the line graphs are of sufficient size.

   RESPONSE: In future reports, the Registrant will review the size of the performance line graphs in the Edgar filing to ensure that the line graphs are larger.

4. COMMENT: The first line of the fund performance description for the Multi-Factor Small Cap Core Fund on page 24 ("During the fiscal year ended May 31, 2008, the Fund returned (15.06%) to A shares investors(3)...") and the corresponding footnote ("[t]he Fund does not offer Class B Shares, so Class A Share performance is utilized, and reflects Class A Shares' maximum sales charge") don't make sense together. This comment also touches on language found on page 25 of the Equity Funds' Report and pages 6, 7 and 13 of the Fixed Income/Tax Exempt Bond Funds' Report.

   RESPONSE: The fund performance descriptions at issue are for funds where B shares are not the oldest class of shares. The above-referenced footnote was added to these performance descriptions to distinguish them from the performance descriptions for funds where B shares are the oldest class of shares. We will clarify further in the next Report.

5. COMMENT: Why did the Multi-Factor Small Cap Focused Value Fund have an advisory fee receivable? (Statement of Net Assets, page 74). Perhaps someone overpaid?

   RESPONSE: The Investment Adviser voluntarily waived advisory fees and reimbursed other fund operating expenses to maintain an expense cap. The advisory fee receivable was mislabeled and represents an amount due from the Investment Adviser for reimbursement of other fund operating expenses. The receivable was settled by the Adviser in the subsequent month.

6. COMMENT: In regards to the SEC-examination concerning marketing budget arrangements ("Regulatory Matters" section in the "Notes to Financial Statements") please confirm that internal controls have been changed so that whatever generated the issue does not happen again.

   RESPONSE: Procedures related to the marketing budget arrangements are being addressed and have been addressed with the Philadelphia and San Francisco District Offices of the SEC.

7. COMMENT: In general, management's description of fund performance is too vague and does not discuss what happened in the last ten months. This is especially true for the discussions on debt (for an example, see the discussion for the Michigan Intermediate Municipal Bond Fund on page 13). The accuracy of certain statements is also questionable, including the following statement on page 15 of the Fixed Income/Tax Exempt Bond Funds' Report: "An investment in a tax exempt fund is subject to interest rate risk, which is the possibility that the yield of the Fund will decline due to falling interest rates."

   RESPONSE: In future reports, the Registrant intends to provide more comprehensive and up-to-date disclosure for the Fixed Income and Tax Exempt Bond Funds to eliminate your concerns. The additional levels of information will clarify the above-referenced statement from page 15 of the Fixed Income/Tax Exempt Bond Funds' Report, which probably would benefit from additional disclosure.

   The preceding comments and related responses have been provided by and discussed with fund management. If you would like to discuss any of these items further, please contact me at 215-988-2719.

                                         Very truly yours,

                                         /s/ Audrey C. Talley
                                         --------------------
                                         Audrey C. Talley

                                 ALLEGIANT FUNDS
                                 760 Moore Road
                       King of Prussia, Pennsylvania 19406


                                December 23, 2008


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re: Allegiant Funds ("Registrant")/Annual Reports for the fiscal year ended May 31, 2008 ("Annual Reports")
                  (1933 Act Registration No. 33-00488)
                  (1940 Act Registration No. 811-04416)
                  -------------------------------------

Ladies and Gentlemen:

   Attached is a memorandum which summarizes the staff's comments on Registrant's Annual Reports and Registrant's responses to such comments.

   Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Annual Reports. Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Annual Reports may not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Annual Reports. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

                                Very truly yours,

                                Allegiant Funds


                                By: /s/ Audrey C. Talley
                                    -------------------------
                                    Audrey C. Talley
                                    Secretary